From:	Edwards, Taylor
To:	Rupert, Kevin C.;
CC:	
Subject:	FW: Confirmation of Emerging Technologies" NAV: As of July 31, 2007
Date:	Friday, August 24, 2007 2:29:40 PM
Attachments:	

We confirm that as of **July 31, 2007**, the net asset value of Emerging Technologies Fund does not exceed ten percent of the net asset value of Capital Appreciation Fund.

Thank you,

Taylor V. Edwards
tedwards@oppenheimerfunds.com
212-323-0310 direct
212-323-4070 fax

Vice President & Assistant Counsel
OppenheimerFunds, Inc.
Two World Financial Center
225 Liberty Street, 16th Floor
New York, New York 10281

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